QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	June 30, 2014	December 31, 2013

Assets
Current assets
Cash		$1,998	$2,990
Accounts receivable	3	201,323	165,091
Deferred income tax asset		21,961	48,476
Deferred financial assets	15	17,534	9,198
Other current assets		7,528	7,641

		250,344	233,396

Property, plant and equipment
Oil and natural gas properties (full cost method)	4	2,471,732	2,420,144
Other capital assets, net	4	18,839	21,210

Property, plant and equipment		2,490,571	2,441,354

Goodwill		610,575	609,975
Deferred income tax asset		355,467	364,411
Deferred financial assets	15	25,926	19,274
Marketable securities	5	–	13,389

Total Assets		$3,732,883	$3,681,799

Liabilities
Current liabilities
Accounts payable	6	$347,349	$377,157
Dividends payable		18,454	18,250
Current portion of long-term debt	7	94,234	48,713
Deferred financial credits	15	58,956	37,031

		518,993	481,151

Long-term debt	7	975,354	976,585
Asset retirement obligation	8	288,627	291,761

		1,263,981	1,268,346

Total Liabilities		1,782,974	1,749,497

Shareholders' Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: June 30, 2014 – 205 million shares December 31, 2013 – 203 million shares	14	3,102,202	3,061,839
Paid-in capital	14	41,209	38,398
Accumulated deficit		(1,147,393)	(1,117,238)
Accumulated other comprehensive income/(loss)		(46,109)	(50,697)

		1,949,909	1,932,302

Total Liabilities & Equity		$3,732,883	$3,681,799

Contingencies and Commitments	16

See accompanying notes to the Condensed Consolidated Financial Statements

22      ENERPLUS 2014 Q2 REPORT

Condensed Consolidated Statements of Income/(Loss) and
Comprehensive Income/(Loss)

		Three months ended June 30,		Six months ended June 30,
(CDN$ thousands) unaudited	Note	2014	2013	2014	2013

Revenues
Oil and natural gas sales, net of royalties	9	$414,925	$341,324	$822,665	$654,705
Commodity derivative instruments gain/(loss)	15	(44,069)	30,622	(76,666)	3,567

		370,856	371,946	745,999	658,272

Expenses
Operating		95,509	85,369	184,590	166,714
Production taxes		19,974	17,860	39,846	32,482
Transportation		13,139	6,232	26,248	13,429
General and administrative	10	28,180	24,666	57,303	55,875
Depletion, depreciation, amortization and accretion		148,656	160,526	280,836	306,749
Interest	11	16,522	14,800	31,701	29,237
Foreign exchange (gain)/loss	12	(7,225)	2,184	(5,756)	6,536
Other expense/(income)		(360)	157	2,552	284

		314,395	311,794	617,320	611,306

Income/(Loss) Before Taxes		56,461	60,152	128,679	46,966
Current income tax expense/(recovery)	13	3,797	1,401	11,475	2,708
Deferred income tax expense/(recovery)	13	12,707	20,284	37,210	22,188

Net Income/(Loss)		$39,957	$38,467	$79,994	$22,070

Other Comprehensive Income/(Loss)
Changes due to marketable securities (net of tax)
Unrealized gain/(loss)		–	2,345	(145)	2,860
Realized (gain)/loss reclassified to net income		–	–	2,503	(190)
Change in cumulative translation adjustment		(43,414)	37,790	2,230	58,643

Other Comprehensive Income/(Loss)		(43,414)	40,135	4,588	61,313

Total Comprehensive Income/(Loss)		$(3,457)	$78,602	$84,582	$83,383

Net Income/(Loss) per Share
Basic		$0.20	$0.19	$0.39	$0.11
Diluted		$0.19	$0.19	$0.39	$0.11

See accompanying notes to the Condensed Consolidated Financial Statements

ENERPLUS 2014 Q2 REPORT      23

Condensed Consolidated Statements of Changes
in Shareholders' Equity

Six months ended June 30, (CDN$ thousands) unaudited	2014	2013

Share Capital
Balance, beginning of year	$3,061,839	$2,997,682
Stock Option Plan – cash	19,193	29
Share-based compensation – non cash	3,683	3
Stock Dividend Plan	17,487	21,495

Balance, end of period	$3,102,202	$3,019,209

Paid-in Capital
Balance, beginning of year	$38,398	$32,293
Stock Option Plan – exercised	(3,683)	(3)
Share-based compensation – expensed	6,494	5,478

Balance, end of period	$41,209	$37,768

Accumulated Deficit
Balance, beginning of year	$(1,117,238)	$(948,350)
Net income	79,994	22,070
Dividends	(110,149)	(107,794)

Balance, end of period	$(1,147,393)	$(1,034,074)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of year	$(50,697)	$(130,385)
Changes due to marketable securities (net of tax)
Unrealized gains/(losses)	(145)	2,860
Realized gains/loss reclassified to net income	2,503	(190)
Change in cumulative translation adjustment	2,230	58,643

Balance, end of period	$(46,109)	$(69,072)

Total Shareholders' Equity	$1,949,909	$1,953,831

See accompanying notes to the Condensed Consolidated Financial Statements

24      ENERPLUS 2014 Q2 REPORT

Condensed Consolidated Statements of Cash Flows

		Three months ended June 30,		Six months ended June 30,
(CDN$ thousands) unaudited	Note	2014	2013	2014	2013

Operating Activities
Net income/(loss)		$39,957	$38,467	$79,994	$22,070
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion		148,656	160,526	280,836	306,749
Changes in fair value of derivative instruments	15	130	(47,943)	6,939	(13,889)
Deferred income tax expense/(recovery)	13	12,707	20,284	37,210	22,188
Foreign exchange (gain)/loss on debt and working capital	12	(9,052)	12,218	1,935	16,538
Share-based compensation	14	3,542	2,951	6,494	5,478
Amortization of debt issue costs		247	192	493	377
Derivative settlement on senior notes		17,024	18,011	17,024	18,011
Asset disposition (gain)/loss		–	–	2,798	(217)
Asset retirement obligation expenditures	8	(4,240)	(2,957)	(8,532)	(6,335)
Changes in non-cash operating working capital	17	19,535	(6,325)	(56,275)	(14,312)

Cash flow from operating activities		228,506	195,424	368,916	356,658

Financing Activities
Proceeds from the issuance of shares		13,055	8	19,193	29
Cash dividends	14	(50,508)	(42,620)	(92,662)	(86,299)
Change in bank debt		107,280	14,670	76,710	70,089
Repayment of senior notes		(37,898)	(35,655)	(37,898)	(35,655)
Derivative settlement on senior notes		(17,024)	(18,011)	(17,024)	(18,011)
Changes in non-cash financing working capital		103	81	204	151

Cash flow from financing activities		15,008	(81,527)	(51,477)	(69,696)

Investing Activities
Capital expenditures		(205,623)	(140,465)	(423,816)	(314,841)
Property and land acquisitions		(3,231)	(51,692)	(13,200)	(55,659)
Property dispositions		(525)	71,293	116,700	72,624
Sale of marketable securities	5	–	–	13,300	1,883
Changes in non-cash investing working capital		(35,482)	10,012	(10,805)	20,735

Cash flow from investing activities		(244,861)	(110,852)	(317,821)	(275,258)

Effect of exchange rate changes on cash		(2,392)	(4,842)	(610)	(6,148)

Change in cash		(3,739)	(1,797)	(992)	5,556
Cash, beginning of period		5,737	12,553	2,990	5,200

Cash, end of period		$1,998	$10,756	$1,998	$10,756

See accompanying notes to the Condensed Consolidated Financial Statements

ENERPLUS 2014 Q2 REPORT      25

NOTES

Notes to Condensed Consolidated Financial Statements
 (unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on August 7, 2014.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") as at June 30, 2014 and for the three and six months ended June 30, 2014, and the 2013 comparative periods. These interim Consolidated Financial Statements do not include all the necessary annual disclosures as prescribed under U.S. GAAP and should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2013. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2013.

3) ACCOUNTS RECEIVABLE

($ thousands)	June 30, 2014	December 31, 2013

Accrued receivables	$154,290	$122,482
Accounts receivable – trade	33,906	36,034
Current income tax receivable	15,960	9,371
Allowance for doubtful accounts	(2,833)	(2,796)

Total accounts receivable	$201,323	$165,091

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As at June 30, 2014 ($ thousands)	Cost	Accumulated Depletion and Depreciation	Net Book Value

Oil and natural gas properties	$11,807,080	$9,335,348	$2,471,732
Other capital assets	91,493	72,654	18,839

Total PP&E	$11,898,573	$9,408,002	$2,490,571

As at December 31, 2013 ($ thousands)	Cost	Accumulated Depletion and Depreciation	Net Book Value

Oil and natural gas properties	$11,481,207	$9,061,063	$2,420,144
Other capital assets	89,818	68,608	21,210

Total PP&E	$11,571,025	$9,129,671	$2,441,354

5) MARKETABLE SECURITIES

During the six months ended June 30, 2014 Enerplus sold the balance of its publicly listed investments for proceeds of $13.3 million recognizing a loss of $2.8 million. In connection with these sales, realized losses of $2.5 million net of tax ($2.8 million before tax) were reclassified from accumulated other comprehensive income to net income.

26      ENERPLUS 2014 Q2 REPORT

6) ACCOUNTS PAYABLE

($ thousands)	June 30, 2014	December 31, 2013

Accrued payables	$262,213	$262,117
Accounts payable – trade	85,136	115,040

Total accounts payable	$347,349	$377,157

7) DEBT

($ thousands)	June 30, 2014	December 31, 2013

Current:
Senior notes	$94,234	$48,713

	$94,234	$48,713

Long term:
Bank credit facility	$293,263	$214,394
Senior notes	682,091	762,191

	$975,354	$976,585

Total debt	$1,069,588	$1,025,298

8) ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $288.6 million at June 30, 2014 compared to $291.8 million at December 31, 2013, based on a total undiscounted liability of $714.5 million and $720.6 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.93% at June 30, 2014 (December 31, 2013 – 5.96%).

($ thousands)	Six months ended June 30, 2014	Year ended December 31, 2013

Balance, beginning of year	$291,761	$256,102
Change in estimates	(2,175)	44,217
Property acquisition and development activity	1,039	1,454
Dispositions	(927)	(8,362)
Settlements	(8,532)	(16,606)
Accretion Expense	7,461	14,956

Balance, end of period	$288,627	$291,761

9) OIL AND NATURAL GAS SALES

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2014	2013	2014	2013

Oil and natural gas sales	$504,551	$404,827	$999,575	$778,252
Royalties(1)	(89,626)	(63,503)	(176,910)	(123,547)

Oil and natural gas sales, net of royalties	$414,925	$341,324	$822,665	$654,705

(1)
Royalties above do not include production taxes which are reported separately on the Consolidated Statements of Income/(Loss).

ENERPLUS 2014 Q2 REPORT      27

10) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2014	2013	2014	2013

General and administrative expense	$18,672	$18,804	$39,201	$43,483
Share-based compensation expense(1)	9,508	5,862	18,102	12,392

General and administrative expense	$28,180	$24,666	$57,303	$55,875

(1)
Share-based compensation relates to the cash and equity-settled Long-term Incentive Plans and the Stock Option Plan. Refer to Note 14(c) for further discussion.

11) INTEREST EXPENSE

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2014	2013	2014	2013

Realized: Interest on bank debt and senior notes	$15,962	$14,291	$30,628	$28,477
Unrealized:
Cross currency interest rate swap (gain)/loss	313	488	580	820
Interest rate swap (gain)/loss	–	(171)	–	(437)
Amortization of debt issue costs	247	192	493	377

Interest expense	$16,522	$14,800	$31,701	$29,237

12) FOREIGN EXCHANGE

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2014	2013	2014	2013

Realized:
Foreign exchange (gain)/loss	$16,626	$14,867	$16,676	$17,599
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	(9,052)	12,218	1,935	16,538
Cross currency interest rate swap (gain)/loss	(14,885)	(18,970)	(16,130)	(19,982)
Foreign exchange derivative (gain)/loss	86	(5,931)	(8,237)	(7,619)

Foreign exchange (gain)/loss	$(7,225)	$2,184	$(5,756)	$6,536

13) INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2014	2013	2014	2013

Current tax expense/(recovery)
Canada	$(190)	$77	$(374)	$81
U.S.	3,987	1,324	11,849	2,627

Current tax expense/(recovery)	3,797	1,401	11,475	2,708

Deferred tax expense/(recovery)
Canada	$(7,005)	$9,957	$(5,318)	$(2,512)
U.S.	19,712	10,327	42,528	24,700

Deferred tax expense/(recovery)	$12,707	$20,284	$37,210	$22,188

Income tax expense/(recovery)	$16,504	$21,685	$48,685	$24,896

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, foreign rate differentials for foreign operations, statutory and other rate

28      ENERPLUS 2014 Q2 REPORT

differentials, the reversal or recognition of previously unrecognized deferred tax assets, non-taxable portions of capital gains and losses, and non-deductible share based compensation.

14) SHAREHOLDERS' EQUITY

a) Share Capital

	Six months ended June 30,		Year ended December 31,

	2014		2013

Authorized unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount

Balance, beginning of year	202,758	$3,061,839	198,684	$2,997,682
Issued for cash:
Stock Option Plan	1,165	19,193	1,042	14,838
Non-cash:
Stock Option Plan	–	3,683	–	3,108
Stock Dividend Plan	845	17,487	3,032	46,211

Balance, end of period	204,768	$3,102,202	202,758	$3,061,839

b) Dividends

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2014	2013	2014	2013

Cash dividends	$50,508	$42,620	$92,662	$86,299
Stock dividends	4,706	11,389	17,487	21,495

Dividends to shareholders	$55,214	$54,009	$110,149	$107,794

c) Share-based compensation ("SBC")

The following table summarizes Enerplus' SBC expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2014	2013	2014	2013

Cash:
Long-term incentive plans expense	$10,648	$3,687	$17,512	$9,205
Non-Cash:
Long-term incentive plans expense	2,856	–	3,691	–
Stock option plan expense	686	2,951	2,803	5,478
Equity swap (gain)/loss	(4,682)	(776)	(5,904)	(2,291)

Share-based compensation expense	$9,508	$5,862	$18,102	$12,392

(i) Long-Term Incentive ("LTI") Plans

In 2014, the Performance Share Unit and Restricted Share Unit plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants will continue to be settled in cash.

ENERPLUS 2014 Q2 REPORT      29

The following table summarizes the Performance Share Unit ("PSU"), Restricted Share Unit ("RSU") and Director Share Unit ("DSU") activity for the six months ended June 30, 2014:

For the six months ended June 30, 2014 (thousands of units)	PSU	RSU	DSU	Total

Balance, beginning of year	650	821	99	1,570
Granted	543	811	47	1,401
Vested	–	(305)	–	(305)
Forfeited	(16)	(40)	–	(56)

Balance, end of period	1,177	1,287	146	2,610

End of period balances, by grant settlement type:
Cash-settled units	637	498	146	1,281
Equity-settled units	540	789	–	1,329

Balance, end of period	1,177	1,287	146	2,610

Cash-settled LTI Plans

For the three and six months ended June 30, 2014 the Company recorded cash SBC expense of $10.6 million and $17.5 million, respectively (June 30, 2013 – $3.7 million and $9.2 million) and for the three and six months ended June 30, 2014, made $0.3 million and $11.8 million, respectively in cash payments related to its cash-settled plans (June 30, 2013 – $0.4 million and $6.9 million).

The following table summarizes the cumulative SBC expense recognized to-date, which has been recorded to Accounts Payable on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to cash SBC expense over the remaining vesting terms.

At June 30, 2014 ($ thousands, except for years)	PSU(1)	RSU	DSU	Total

Cumulative recognized SBC expense	$21,641	$10,527	$4,161	$36,329
Unrecognized SBC expense	11,689	4,025	–	15,714

Intrinsic value	$33,330	$14,552	$4,161	$52,043

Weighted-average remaining contractual term (years)	1.1	0.9	–

(1)
Includes estimated performance multipliers.

Equity-settled LTI Plans

With equity-settled LTI awards being settled through the issuance of treasury shares, the related SBC expense is recorded as a non-cash amount on the Consolidated Statements of Income/(Loss), with an offset recorded to Paid-in Capital. On settlement, the amount previously recorded to Paid-in Capital is reclassified to Share Capital.

For the three and six months ended June 30, 2014 the Company recorded non-cash SBC expense of $2.9 million and $3.7 million, respectively. No non-cash amounts were recognized for the three and six months ended June 30, 2013 with respect to the equity-settled grants.

The following table summarizes the cumulative SBC expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash SBC expense over the remaining vesting terms.

At June 30, 2014 ($ thousands, except for years)	PSU(1)	RSU	Total

Cumulative recognized SBC expense	$881	$2,810	$3,691
Unrecognized SBC expense	6,860	10,916	17,776

	$7,741	$13,726	$21,467

Weighted-average remaining contractual term (years)	2.5	1.7

(1)
Includes estimated performance multipliers.

30      ENERPLUS 2014 Q2 REPORT

(ii) Stock Option Plan

The Company did not grant any stock options during the six months ended June 30, 2014. Activity for the respective reporting periods is as follows:

	Six months ended June 30, 2014

	Number of Options (thousands)	Weighted Average Exercise Price

Options outstanding
Beginning of year	13,414	$18.65
Granted	–	–
Exercised	(1,165)	16.48
Forfeited	(396)	20.28
Expired	–	–

Options outstanding, end of period	11,853	$18.81

Options exercisable at the end of period	6,136	$21.97

At June 30, 2014, 6,136,000 options were exercisable at a weighted average reduced exercise price of $21.97 with a weighted average remaining contractual term of 4.2 years, giving an intrinsic value of $36.7 million (June 30, 2013 – $1.4 million). The intrinsic value of options exercised during the three and six months ended June 30, 2014 was $5.2 million and $8.1 million, respectively (June 30, 2013 – $nil and $nil).

At June 30, 2014 the unrecognized SBC expense related to non-vested options was $2.5 million (June 30, 2013 – $8.2 million). The expense is expected to be fully recognized over a weighted-average period of 1.1 years.

d) Paid-in Capital

The following table summarizes the paid-in capital activity for the six months ended June 30, 2014 and the year ended December 31, 2013:

($ thousands)	Six months ended June 30, 2014	Year ended December 31, 2013

Balance, beginning of year	$38,398	$32,293
Stock Option Plan – exercised	(3,683)	(3,108)
Share-based compensation – non-cash	6,494	9,213

Balance, end of period	$41,209	$38,398

e) Basic and Diluted Earnings Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended June 30,		Six months ended June 30,
(thousands, except per share amounts)	2014	2013	2014	2013

Net income/(loss)	$39,957	$38,467	$79,994	$22,070
Weighted average shares outstanding – Basic	204,158	199,825	203,671	199,430
Dilutive impact of share-based compensation	4,364	294	3,892	156

Weighted average shares outstanding – Diluted	208,522	200,119	207,563	199,586

Net income/(loss) per share
Basic	0.20	0.19	0.39	0.11
Diluted	0.19	0.19	0.39	0.11

ENERPLUS 2014 Q2 REPORT      31

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At June 30, 2014, the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At June 30, 2014 senior notes included in long-term debt had a carrying value of $776.3 million and a fair value of $806.6 million (December 31, 2013 – $810.9 million and $837.8 million, respectively).

Enerplus' derivative financial instruments are classified as Level 2. A Level 2 classification is appropriate where observable inputs other than quoted market prices are used in the fair value determination.

There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three and six months ended June 30, 2014 and 2013:

	Three months ended June 30,		Six months ended June 30,
Gain/(Loss) ($ thousands)	2014	2013	2014	2013	Income Statement Presentation

Interest Rate Swaps	$–	$171	$–	$436	Interest
Cross Currency Interest Rate Swap:
Interest	(313)	(488)	(580)	(820)	Interest
Foreign Exchange	14,885	18,970	16,130	19,982	Foreign Exchange
Foreign Exchange Derivatives	(86)	5,931	8,237	7,619	Foreign Exchange
Electricity Swaps	228	1,061	182	1,470	Operating
Equity Swaps	4,682	776	5,904	2,291	General and Administrative
Commodity Derivative Instruments:
Oil	(24,810)	8,685	(34,203)	(20,892)	Commodity derivative
Gas	5,284	12,837	(2,609)	3,803	instruments Gain/(loss)

Total	$(130)	$47,943	$(6,939)	$13,889

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2014	2013	2014	2013

Change in fair value gain/(loss)	$(19,526)	$21,522	$(36,812)	$(17,089)
Net realized cash gain/(loss)	(24,543)	9,100	(39,854)	20,656

Commodity derivative instruments gain/(loss)	$(44,069)	$30,622	$(76,666)	$3,567

32      ENERPLUS 2014 Q2 REPORT

The following table summarizes the fair values at the respective period ends:

	June 30, 2014			December 31, 2013
	Assets		Liabilities	Assets		Liabilities
($ thousands)	Current	Long-term	Current	Current	Long-term	Current

Cross Currency Interest Rate Swap	$–	$–	$–	$–	$–	$15,548
Foreign Exchange Derivatives	4,275	19,661	–	564	15,135	–
Electricity Swaps	91	–	–	–	–	95
Equity Swaps	5,500	6,265	–	1,723	4,139	–
Commodity Derivative Instruments:
Oil	1,378	–	50,412	4,138	–	18,970
Gas	6,290	–	8,544	2,773	–	2,418

Total	$17,534	$25,926	$58,956	$9,198	$19,274	$37,031

c) Risk Management

(i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize Enerplus' price risk management positions at July 23, 2014:

Crude Oil Instruments:

Instrument Type	bbls/day	US$/bbl(1)

Jul 1, 2014 – Sep 30, 2014
WTI Swap	22,000	95.54
WCS Differential Swap	3,000	-21.00
Brent – WTI Ratio Spread (% of Brent Price)	3,000	92.63%
Oct 1, 2014 – Dec 31, 2014
WTI Swap	20,000	95.29
WCS Differential Swap	4,000	-21.00
Brent – WTI Ratio Spread (% of Brent Price)	3,000	92.63%
Jan 1, 2015 – Jun 30, 2015
WTI Swap	15,500	93.58
Jul 1, 2015 – Dec 31, 2015
WTI Swap	8,000	93.86

(1)
Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

ENERPLUS 2014 Q2 REPORT      33

Natural Gas Instruments:

Instrument Type	MMcf/day	CDN$/Mcf	US$/Mcf

Jul 1, 2014 – Dec 31, 2014
AECO Swap	28.4	4.25
Jul 1, 2014 – Dec 31, 2014
NYMEX Swap	75.0		4.14
NYMEX Purchased Put	30.0		4.30
NYMEX Purchased Call	25.0		4.17
NYMEX Sold Put	25.0		3.23
NYMEX Sold Call	55.0		5.04
Jan 1, 2015 – Mar 31, 2015
NYMEX Swap	65.0		4.31
NYMEX Purchased Put	30.0		4.53
NYMEX Sold Call	30.0		5.53
Apr 1, 2015 – Jun 30, 2015
NYMEX Swap	65.0		4.31
Jul 1, 2015 – Dec 31, 2015
NYMEX Swap	45.0		4.21

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh

Jul 1, 2014 – Dec 31, 2014
AESO Power Swap	16.0	53.33
Jan 1, 2015 – Dec 31, 2015
AESO Power Swap	16.0	50.79
Jan 1, 2016 – Dec 31, 2016
AESO Power Swap	3.0	50.50

Physical Contracts:

Instrument Type	MMcf/day	US$/Mcf

Jul 1, 2014 – Oct 31, 2014
AECO-NYMEX Basis	60.0	(0.61)
Nov 1, 2014 – Oct 31, 2015
AECO-NYMEX Basis	50.0	(0.66)
Nov 1, 2015 – Oct 31, 2016
AECO-NYMEX Basis	60.0	(0.67)
Nov 1, 2016 – Oct 31, 2017
AECO-NYMEX Basis	70.0	(0.64)
Nov 1, 2017 – Oct 31, 2018
AECO-NYMEX Basis	70.0	(0.64)

34      ENERPLUS 2014 Q2 REPORT

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. Enerplus manages currency risk relating to its senior notes through the derivative instruments detailed below.

Foreign Exchange Derivatives:

During the six months ended June 30, 2014, Enerplus entered into foreign exchange collars to hedge a portion of its foreign exchange exposure on U.S. dollar denominated oil and gas sales. The following contracts are outstanding at July 23, 2014:

Instrument Type(1)	Monthly Notional Amount (US$ millions)	Floor	Ceiling	Conditional Ceiling(2)

Jun 1, 2014 – Dec 31, 2014	12.0	1.1046	1.1558	1.1198
Jan 1, 2015 – Dec 31, 2015	12.0	1.1083	1.1900	1.1254

(1)
Transactions with a common term have been aggregated and presented at average USD/CDN foreign exchange rates.
(2)
If the USD/CDN average monthly rate settles above the ceiling rate the settlement amount is determined based on the conditional ceiling.

During 2007 Enerplus entered into foreign exchange swaps on US$54.0 million of notional debt at an average US$/CDN$ exchange rate of 1.02. At June 30, 2014, following the third settlement, Enerplus had US$21.6 million of remaining notional debt swapped. These foreign exchange swaps mature between October 2014 and October 2015 in conjunction with the remaining principal repayments on the US$54.0 million senior notes.

During 2011 Enerplus entered into foreign exchange swaps on US$175.0 million of notional debt at approximately par. These foreign exchange swaps mature between June 2017 and June 2021 in conjunction with the principal repayments on the US$225.0 million senior notes.

Interest Rate Risk:

At June 30, 2014, approximately 72% of Enerplus' debt was based on fixed interest rates and 28% was based on floating interest rates. At June 30, 2014 Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its cash settled long-term incentive plans detailed in Note 14.

Enerplus has entered into various equity swaps maturing between 2013 and 2016 and has effectively fixed the future settlement cost on 995,000 shares at a weighted average price of $14.78 per share.

(ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At June 30, 2014 approximately 73% of Enerplus' marketing receivables were with companies considered investment grade.

ENERPLUS 2014 Q2 REPORT      35

At June 30, 2014 approximately $1.1 million or 0.5% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at June 30, 2014 was $2.8 million (December 31, 2013 – $2.8 million).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

16) CONTINGENCIES AND COMMITMENTS

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the interim Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

During the quarter, Enerplus entered into an agreement to extend its Calgary head office lease for an additional 5 years through 2024, which including operating costs, is expected to amount to approximately $57 million over the additional term.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2014	2013	2014	2013

Accounts receivable	$12,292	$(11,365)	$(19,877)	$(15,197)
Other current assets	(379)	(202)	544	(1,189)
Accounts payable	7,622	5,242	(36,942)	2,074

	$19,535	$(6,325)	$(56,275)	$(14,312)

b) Other

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2014	2013	2014	2013

Income taxes paid/(received)	$18,521	$356	$18,387	$(4,890)
Interest paid	$26,305	$26,347	$28,688	$29,221

36      ENERPLUS 2014 Q2 REPORT

QuickLinks

  Exhibit 99.2